Exhibit 99.1

NESR Provides Update on SEC Filings and Nasdaq Listing

HOUSTON, TX / April 27, 2023 / National Energy Services Reunited Corp. (“NESR” or the “Company”) an international, industry-leading provider of integrated energy services in the Middle East and North Africa (“MENA”) region, today announced that the Company was not able to file its Annual Report on Form 20-F for its fiscal year ended December 31, 2021, with the Securities and Exchange Commission (“SEC”) by the April 25, 2023, deadline set by the Nasdaq Hearings Panel. Accordingly, the Company received a letter (the “Letter”) from The Nasdaq Stock Market LLC (“Nasdaq”), dated April 26, 2023, advising that trading in our ordinary shares and warrants will be suspended on Nasdaq at the open of the market on Friday, April 28, 2023. As a result, the Company expects that its securities (ordinary shares under the ticker “NESR” and warrants under the ticker “NESRW”) shall move to and will be quoted on the OTC Market Group’s Expert Market (additional information about the Expert Market is available at www.otcmarket.com). The Company has been in communication with Nasdaq and intends to re-establish its listing on Nasdaq before the end of the current year 2023, after it is able to publish its current audited financial statements for the fiscal years ended December 31, 2020, December 31, 2021, and December 31, 2022.

The Company’s business performance, with the continued support of its customers, shareholders and lenders, remains strong and continues to improve with the very constructive oilfield services environment in the MENA region.

The Company previously disclosed that it had discovered errors in its financial statements for the fiscal years ended December 31, 2018, December 31, 2019, and December 31, 2020, and that it intended to restate those financial statements. While the Company committed extraordinary resources, Company personnel, and external consultants over the past twelve months to complete the restatement for these prior years, the Company is now shifting its focus to publishing audited financial statements for the three most recent fiscal years ended December 31, 2020, December 31, 2021, and December 31, 2022.

Stefan Angeli, Chief Financial Officer commented, “Although we are disappointed that we were unable to meet the filing deadline, we remain strongly committed to completing our SEC filings and regaining our Nasdaq listing. In addition, we continue to strengthen our internal accounting, controls, audit and compliance functions. Our business performance remains strong, with revenue for the quarter ended March 31, 2023, of USD258 million which is 30% higher than Q1 of 2022 and roughly flat with Q4 2022. The Company expects activity to further strengthen through the year and expects to deliver solid year-over-year revenue growth. We appreciate the support our shareholders and lenders have provided throughout this process and look forward to their continued support in the future. I would like as well to thank all our employees for their relentless efforts and commitment throughout the process.”

Cautionary Statement Regarding Forward Looking Statements

Statements contained in this press release that are not historical fact may be forward-looking within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements may relate to, among other things, the Company’s expectations related to completion of the restatement and the timing and filing of its SEC periodic reports, quotation on the OTC Expert Market, the Company’s plans and ability to regain listing of its securities on Nasdaq or another national or international stock exchange, and the Company’s expectations related to its business performance, financial condition and results of operation. Such forward-looking statements do not constitute guarantees of future performance and are subject to a variety of risks and uncertainties, including without limitation the identification of errors or adjustments in the ongoing restatement process, the impact of the delayed SEC report filings on the Company’s business, including its customers, suppliers, counterparties, and lenders, and the extent of any material weakness or significant deficiencies in the Company’s internal control over financial reporting. Additional factors that could cause actual results to differ materially from those projected or suggested in any forward-looking statements are contained in our filings with the SEC, including those factors discussed under the caption “Risk Factors” in such filings.

About NESR

Founded in 2017, NESR is one of the largest national oilfield services providers in the MENA and Asia Pacific regions. With over 5,000 employees, representing more than 60 nationalities in over 15 countries, the Company helps its customers unlock the full potential of their reservoirs by providing Production Services such as Hydraulic Fracturing, Cementing, Coiled Tubing, Filtration, Completions, Stimulation, Pumping and Nitrogen Services. The Company also helps its customers to access their reservoirs in a smarter and faster manner by providing Drilling and Evaluation Services such as Drilling Downhole Tools, Directional Drilling, Fishing Tools, Testing Services, Wireline, Slickline, Drilling Fluids and Rig Services.

For inquiries regarding NESR, please contact:

Blake Gendron - VP Investor Relations & Business Development

National Energy Services Reunited Corp.

832-925-3777

investors@nesr.com